INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2019 AND 2018

(UNAUDITED)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in thousands of Canadian dollars
(Unaudited)

		As at	As at
	Note	March 31, 2019	December 31, 2018
		$	$

ASSETS

Current
Cash and cash equivalents		40,369	20,832
Marketable securities		12,079	24,577
Amounts receivable		561	1,101
Prepaid expenses		1,019	1,031

Total current assets		54,028	47,541

Property and equipment	3	3,334	2,155
Intangible assets		5,067	5,652
Other assets		-	111

Total non-current assets		8,401	7,918

Total assets		62,429	55,459

LIABILITIES

Current
Accounts payable and accrued liabilities	4,6	11,120	12,896
Other current liabilities	3,5	644	460

Total current liabilities		11,764	13,356

Deferred lease inducement	3	-	375
Warrant liability	6 (b)	6,423	-
Other liabilities	3,5	1,440	127

Total non-current liabilities		7,863	502

Total liabilities		19,627	13,858

EQUITY
Common shares	6	173,892	154,017
Series I preferred shares	6	2,489	2,489
Series II preferred shares	6	36,431	45,120
Contributed surplus		25,337	24,572
Deficit		(195,347)	(184,597)

Total equity		42,802	41,601

Total liabilities and equity		62,429	55,459

Commitments and contingencies [note 9]

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in thousands of Canadian dollars, except per share amounts
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2019	March 31, 2018
		$	$

EXPENSES

Research and development	7	10,092	9,341
General and administrative	8	839	1,029

Operating expenses		10,931	10,370

Finance income		(226)	(266)
Finance costs		51	12
Net foreign currency loss (gain)		557	(1,553)
Revaluation of warrant liability, net	6 (b)	(637)	-

Net finance income		(255)	(1,807)

Loss before income taxes		10,676	8,563

Current income tax expense		3	2

Net loss and comprehensive loss for the period		10,679	8,565

Basic and diluted loss per common share	6 (c)	0.61	0.65

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in thousands of Canadian dollars
(Unaudited)

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2018	14,688,831	154,017	17,171,541	2,489	4,368,403	45,120	-	24,572	(184,597)	41,601

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(10,679)	(10,679)

Transactions with owners of the Company, recognized directly in equity
Changes in accounting policy (note 2b)	-	-	-	-	-	-	-	-	(71)	(71)
Units issued, net of issue costs	6,550,000	3,903	-	-	12,200,000	7,283	-	-	-	11,186
Conversion of preferred shares	5,050,000	15,972	-	-	(5,050,000)	(15,972)	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	765	-	765
Total transactions with owners of the Company	11,600,000	19,875	-	-	7,150,000	(8,689)	-	765	(71)	11,880
Balance, March 31, 2019	26,288,831	173,892	17,171,541	2,489	11,518,403	36,431	-	25,337	(195,347)	42,802

								Contributed
	Common shares		Series I preferred shares		Series II preferred shares		Warrants	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$	$
		(note 6)		(note 6)		(note 6)	(note 6)	(note 6)

Balance, December 31, 2017	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,871	15,191	(142,111)	78,577

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	(8,565)	(8,565)

Transactions with owners of the Company, recognized directly in equity
Expiry of warrants	-	-	-	-	-	-	(373)	373	-	-
Share-based compensation	-	-	-	-	-	-	-	646	-	646
Total transactions with owners of the Company	-	-	-	-	-	-	(373)	1,019	-	646
Balance, March 31, 2018	13,147,404	145,920	52,325,827	7,586	4,368,403	45,120	6,498	16,210	(150,676)	70,658

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in thousands of Canadian dollars
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2019	March 31, 2018
		$	$

OPERATING ACTIVITIES
Net loss for the period		(10,679)	(8,565)
Adjustments for items not affecting cash
Share-based compensation	6	765	646
Interest accretion	3,5	43	7
Amortization of intangible assets	7	585	585
Depreciation of property and equipment	7	228	202
Amortization of warrant discount	6	55	-
Change in fair value of warrant liability	6	(1,294)	-
Deferred lease inducement		-	(8)
Unrealized foreign exchange loss (gain)		542	(1,683)
		(9,755)	(8,816)
Changes in non-cash working capital balances
Amounts receivable		540	(64)
Prepaid expenses		12	(215)
Accounts payable and accrued liabilities	4	(1,776)	(423)
Other current liabilities		(7)	7

Cash used in operating activities		(10,986)	(9,511)

INVESTING ACTIVITIES
Net maturities of marketable securities		12,226	10,059
Purchase of property and equipment		(191)	(16)

Cash provided by investing activities		12,035	10,043

FINANCING ACTIVITIES
Repayment of loan payable	5	(29)	(29)
Repayment of lease liabilities	3	(61)	-
Issuance of warrants	6	7,662	-
Issuance of share capital, net of issuance costs	6	11,186	-

Cash provided by (used in) financing activities		18,758	(29)

Impact of foreign exchange rate on cash and cash equivalents		(270)	548

Net increase in cash and cash equivalents during the period		19,537	1,051

Cash and cash equivalents, beginning of period		20,832	28,361

Cash and cash equivalents, end of period		40,369	29,412

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of Ontario. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the NASDAQ Stock Market.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year-end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The board of directors approved the unaudited interim condensed consolidated financial statements on May 10, 2019. Any subsequent changes to IFRS or their interpretation that are given effect in the Company’s annual audited consolidated financial statements for the year ending December 31, 2019, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, unless otherwise noted.

(c)	Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

2.	Basis of presentation (continued)

Valuation of contingent consideration

The fair value of contingent consideration on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant estimates of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these estimates affect the fair value estimates of other liabilities.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants.

The fair value of the warrant liability was calculated by using a Black Scholes fair value model and was then recorded at its relative fair value following an approach to allocate proceeds to warrant liabilities and shares. The difference between the independent Black-Scholes warrant value and the relative fair value of the warrants represents a discount on issuance that will be amortized over the five-year life of the warrants.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018, and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements, except for the newly adopted standards described in note 3(b). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2018.

(a)	Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Trillium Therapeutics USA Inc., from its date of incorporation on March 26, 2015.

Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

(b)	New standards, amendments and interpretations adopted during 2019

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events such as a change in lease term. The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The new standard was effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRS 16 using the modified retrospective transition approach and elected to use the exemptions proposed by the standard on lease contracts for which the lease term ends within 12 months as of the lease commencement date and the lease contracts where the underlying asset is of low value. The Company has leases of certain office equipment (i.e. photocopying machines) that are considered of low value.

The effect of adoption of IFRS 16 as at January 1, 2019 (increase/(decrease)) was as follows:

January 1, 2019
$

Assets
Right-of-use asset (included in property and equipment)	419
Prepayments	(111)
308
Liabilities
Lease liabilities (included in other liabilities)	786
Deferred lease inducement	(407)
379
Deficit	(71)

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period as incurred.

The Company also applied the following available practical expedients:

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application,
•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease, and
•	Elected not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

In addition to the Mississauga office lease that was transitioned as at January 1, 2019, a second office lease for operations in Cambridge, Massachusetts was recognized under IFRS 16 during the three months ended March 31, 2019. This lease resulted in the recognition of a right-of-use asset and corresponding lease liability of $797.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

(b)	New standards, amendments and interpretations adopted during 2019 (continued)

The carrying amounts of the Company’s right-of-use assets and lease liabilities and movements during the period were as follows:

	Right-of-use	Lease
	assets	liabilities
	$	$

Balance, January 1, 2019	419	786
Additions	797	797
Depreciation expense	(40)	-
Interest expense	-	39
Payments	-	(61)
Balance, March 31, 2019	1,176	1,561

The Company recognized rent expense from short-term leases of $6 and variable lease payments of $44 for the three months ended March 31, 2019.

4.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2019	2018
	$	$

Trade and other payables	1,844	649
Accrued liabilities	8,746	11,344
Due to related parties	530	903
	11,120	12,896

Amounts due to related parties include cash-settled DSUs and expense reimbursements.

5.	Other liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest-bearing contribution agreement and is making monthly repayments of $10 through November 2019. As at March 31, 2019 and December 31, 2018, the balance repayable was $67 and $96, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)	As at March 31, 2019 and December 31, 2018, the Company had short-term liabilities of $248 and $nil, and long-term lease liabilities of $1,313 and $nil respectively, for facility leases.

(c)

As at March 31, 2019 and December 31, 2018, the Company had a long-term liability of $127 and $127, respectively, related to contingent consideration on the acquisition of Fluorinov. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange; and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – three months ended March 31, 2019

In February 2019, the Company completed an underwritten public offering for gross proceeds of $19.8 million (U.S. $15 million), including $1.6 million (U.S. $1.2 million) of share issue costs, comprising 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at U.S. $0.80 per unit. Each common share unit comprises one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of U.S. $0.96 per common share purchase warrant for sixty months. Each preferred share unit comprises one Series II First Preferred Share and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of U.S. $0.96 per Series II First Preferred Share purchase warrant for sixty months.

Proceeds were allocated amongst common shares, preferred shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $7,662. The difference between the allocated amount of the warrants and their fair value was a discount of $3,319, which is being amortized on a straight-line basis over the five-year term of the warrants. Purchase warrants are recognized as liabilities, as they were issued in U.S. dollars, which differs from the Company’s functional currency, and are revalued each period end at fair value through profit and loss. The change in fair value of warrant liabilities for the three months ended March 31, 2019 and 2018 was $1,294 and $nil, respectively.

The warrant liability was determined based on the fair value of warrants at the issue date and the reporting date using the Black-Scholes pricing model with the assumptions as follows:

	Issue date	Reporting date
	February 28, 2019	March 31, 2019
Expected warrant life	5 years	5 years
Risk-free interest rate	1.8%	1.6%
Expected volatility	87%	87%

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital (continued)

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the warrants. The expected volatility is based on the historical data for the Company.

During the three months ended March 31, 2019, 5,050,000 Series II First Preferred Shares were converted into 5,050,000 common shares.

Share capital issued – three months ended March 31, 2018

During the three months ended March 31, 2018, no common shares were issued.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the three months ended March 31, 2019 and 2018 was 17,480,498 and 13,147,404, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Stock option plan

The 2018 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on June 1, 2018. Stock options granted are equity-settled, have a vesting period of four years and have a maximum term of ten years. The total number of common shares available for issuance under the Company’s 2018 Stock Option Plan is 3,894,501. As at March 31, 2019, the Company was entitled to issue an additional 1,328,176 stock options under the 2018 Stock Option Plan.

Changes in the number of options outstanding during the three months ended March 31 were as follows:

		2019		2018

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	2,699,205	$ 9.69	1,746,982	$12.87
Granted	-	-	6,000	9.10
Forfeited	(11,738)	9.24	(50,904)	9.95
Expired	(121,142)	19.75	-	-

Balance, end of period	2,566,325	$ 9.21	1,702,078	$12.94

Options exercisable, end of period	1,131,945	$12.28	892,997	$12.95

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

6.	Share capital (continued)

The following table reflects stock options outstanding as at March 31, 2019:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$3.90 - $4.23	866,400	9.6	$4.23	-	-
$6.36 - $9.89	681,383	7.1	$8.15	380,154	$8.27
$10.35 - $12.22	495,423	6.7	$11.20	345,366	$10.76
$13.98 - $15.30	276,037	7.2	$14.02	197,528	$14.03
$17.00 - $23.44	218,082	6.6	$19.26	181,100	$19.27
$28.05	29,000	6.2	$28.05	27,797	$28.05

	2,566,325	7.8	$9.21	1,131,945	$12.28

(e)	Deferred Share Unit Plan

The board of directors approved a Cash-Settled DSU Plan on November 9, 2016. For the three months ended March 31, 2019 and 2018, there were 127,430 and nil DSUs issued, respectively. The fair values of issued DSUs as at March 31, 2019 and December 31, 2018 were $427 and $806, respectively. The number of DSUs outstanding as at March 31, 2019 and December 31, 2018 were 462,412 and 334,982, respectively.

7.	Research and development

Components of research and development expenses for the three months ended March 31 were as follows:

	2019	2018
	$	$

Research and development programs, excluding the below items	6,384	5,546
Salaries, fees and short-term benefits	2,229	2,473
Share-based compensation	697	563
Amortization of intangible assets	585	585
Depreciation of property and equipment	228	202
Tax credits	(31)	(28)
	10,092	9,341

8.	General and administrative

Components of general and administrative expenses for the three months ended March 31 were as follows:

	2019	2018
	$	$

General and administrative expenses, excluding the below items	620	365
Salaries, fees and short-term benefits	648	552
Change in fair value of deferred share units	(497)	29
Share-based compensation	68	83
	839	1,029

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

9.	Commitments and contingencies

As at March 31, 2019, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $27,119. Most of these agreements are cancelable by the Company with notice. These commitments include agreements related to the conduct of the clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory leases, in the amount of $482 over the next 12 months and $1,713 thereafter. The facility lease contains options for early termination and for lease extension.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $25 related to successful patent grants, $200 and $300 on the first patient dosed in phase 2 and 3 trials, respectively, regulatory milestones on their first achievement totalling $5,000, and royalties on commercial sales.

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35,000 of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875 and aggregate sales milestone payments of up to U.S. $28,750.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the interim condensed consolidated financial statements with respect to these indemnification obligations.

10.	Financial instruments

(a)	Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2019 and 2018
Amounts in thousands of Canadian dollars, except per share amounts and where noted
(Unaudited)

10.	Financial instruments (continued)

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The warrant liabilities and the Fluorinov contingent consideration in other liabilities has been classified as Level 3.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include GICs held by the Company, are valued at amortized cost.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c)	Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at March 31, 2019 and December 31, 2018, the Company held U. S. dollar cash and cash equivalents and marketable securities in the amount of U.S. $36,859 and U.S. $30,208, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $6,651 and U.S. $7,404, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at March 31, 2019 and December 31, 2018 of $401 and $296, respectively.

U. S. dollar expenses for the three months ended March 31, 2019 and 2018 were approximately U.S. $5,047 and U.S. $3,300, respectively. Varying the U.S. exchange rate for the three months ended March 31, 2019 and 2018 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $66 and $42, respectively, assuming that all other variables remained constant.